UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

_____

For the quarterly period ended <u>September 30, 2006</u>

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2006

INDEX

ITEM 1 - FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We have reviewed the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of September 30, 2006, the related consolidated statements of income for the three and nine months ended September 30, 2006 and 2005, and the related consolidated statements of cash flows for the nine months ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended, and in our report dated February 21, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
December 13, 2006	Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	**2005**	**2006**	**2005**
	$	$	$	$
VOYAGE REVENUES	477,733	425,594	1,426,316	1,423,145
OPERATING EXPENSES				
Voyage expenses	133,430	107,835	378,458	304,660
Vessel operating expenses	52,939	50,743	157,866	156,524
Time-charter hire expense	100,848	120,556	299,975	353,592
Depreciation and amortization	49,849	50,411	150,490	154,800
General and administrative (*note 10*)	39,822	40,455	121,538	114,332
Writedown / (gain) on sale of vessels and equipment (*note 12*)	(7,138)	(6,576)	(6,095)	(124,323)
Restructuring charge (*note 13*)	2,948	-	7,414	-
Total operating expenses	372,698	363,424	1,109,646	959,585
Income from vessel operations	105,035	62,170	316,670	463,560
OTHER ITEMS				
Interest expense	(40,572)	(29,599)	(114,059)	(100,615)
Interest income	14,262	8,254	39,948	24,910
Equity income from joint ventures	1,965	854	2,259	6,565
Foreign exchange gain (loss) (*note 7*)	277	3,063	(32,991)	50,602
Other - net (*note 13*)	(1,120)	(2,067)	(9,883)	(18,732)
Total other items	(25,188)	(19,495)	(114,726)	(37,270)
Net income (*note 14*)	79,847	42,675	201,944	426,290
Per common share amounts				
- Basic earnings (*note 16*)	1.09	0.55	2.76	5.34
- Diluted earnings (*note 16*)	1.07	0.52	2.68	4.99
- Cash dividends declared	0.2075	0.1375	0.6225	0.4125
Weighted average number of common shares (*note 16*)				
- Basic	73,251,038	77,104,662	73,223,613	79,872,761
- Diluted	74,944,038	82,559,885	75,318,853	85,395,369

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30, 2006 $	As at December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents (*note 7*)	303,231	236,984
Restricted cash (*note 9*)	161,056	152,286
Accounts receivable	135,941	151,732
Net investment in direct financing leases - current	21,184	20,240
Prepaid expenses	86,735	60,134
Other assets	10,579	9,041
Total current assets	718,726	630,417
Restricted cash (*note 9*)	618,449	158,798
Vessels and equipment (*note 7*)		
At cost, less accumulated depreciation of $833,017 (December 31, 2005 - $766,696)	2,501,348	2,536,002
Vessels under capital leases, at cost, less accumulated depreciation of $49,845 (December 31, 2005 - $35,574) (*note 9*)	662,875	712,120
Advances on newbuilding contracts (*note 11*)	365,257	473,552
Total vessels and equipment	3,529,480	3,721,674
Net investment in direct financing leases	92,501	100,996
Investment in Petrojarl ASA (*note 3*)	355,936	-
Investment in joint ventures (*note 11*)	151,844	145,448
Other assets	223,303	113,590
Intangible assets - net (*note 5*)	237,213	252,280
Goodwill (*note 5*)	171,253	170,897
Total assets	6,098,705	5,294,100
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable	44,356	40,908
Accrued liabilities	141,028	125,878
Current portion of long-term debt (*note 7*)	41,820	159,053
Current obligation under capital leases (*note 9*)	160,284	139,001
Total current liabilities	387,488	464,840
Long-term debt (*note 7*)	2,399,416	1,686,190
Obligation under capital leases (*note 9*)	386,895	415,234
Loan from joint venture partner (*note 8*)	34,729	33,500
Other long-term liabilities	243,016	174,991
Total liabilities	3,451,544	2,774,755
Commitments and contingencies (*notes 3, 9, 11 and 15*)		
Minority interest		
	276,331	282,803
Stockholders' equity		
Capital stock (*note 10*)	587,737	471,784
Additional paid-in capital (*note 10*)	6,829	-
Retained earnings	1,815,284	1,833,588
Accumulated other comprehensive loss (*note 15*)	(39,020)	(68,830)
Total stockholders' equity	2,370,830	2,236,542
Total liabilities and stockholders' equity	6,098,705	5,294,100

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
	$	$
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net income	201,944	426,290
Non-cash items:		
Depreciation and amortization	150,490	154,800
Writedown / (gain) on sale of vessels and equipment	(6,095)	(124,323)
Loss on repurchase of bonds	375	10,109
Equity income (net of dividends received: September 30, 2006 - $5,583; September 30, 2005 - $6,477)	3,324	(88)
Income tax expense (recovery)	5,839	(11,877)
Employee stock option compensation (*note 10*)	6,829	-
Loss from settlement of interest rate swaps	-	7,820
Writeoff of capitalized loan costs	-	7,462
Unrealized foreign exchange loss (gain) and other - net	48,691	(36,624)
Change in non-cash working capital items related to operating activities	13,531	19,025
Expenditures for drydocking	(26,087)	(13,420)
Net operating cash flow	398,841	439,174
FINANCING ACTIVITIES		
Proceeds from long-term debt	986,929	1,706,310
Capitalized loan costs	(9,241)	(3,879)
Scheduled repayments of long-term debt	(14,205)	(57,902)
Prepayments of long-term debt	(259,375)	(1,981,349)
Repayments of capital lease obligations	(7,486)	(6,092)
Loan from joint venture partner	5,795	-
(Increase) decrease in restricted cash	(433,184)	15,861
Settlement of interest rate swaps	-	(143,295)
Net proceeds from sale of 22.3% of Teekay LNG Partners L.P. (*note 4*)	-	135,713
Distribution by subsidiaries to minority owners	(19,610)	(10,297)
Investment in subsidiaries from minority owners	-	61,183
Issuance of common stock upon exercise of stock options (*note 10*)	11,660	17,913
Repurchase of common stock (*note 10*)	(212,330)	(369,047)
Cash dividends paid	(46,057)	(33,450)
Net financing cash flow	2,896	(668,331)
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(285,834)	(357,062)
Proceeds from sale of vessels and equipment	321,876	505,196
Investment in Petrojarl ASA (*note 3*)	(347,173)	-
Investment in joint venture	(8,060)	(80,756)
Loan to joint venture	(20,217)	-
Investment in direct financing leases	(6,797)	(17,032)
Repayment of direct financing leases	13,897	9,007
Other	(3,182)	(4,382)
Net investing cash flow	(335,490)	54,971
Increase (decrease) in cash and cash equivalents	66,247	(174,186)
Cash and cash equivalents, beginning of the period	236,984	427,037
Cash and cash equivalents, end of the period	303,231	252,851

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

1.   **Basis of Presentation**

The unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (or *Teekay*), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the *Company*). Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2005. In the opinion of management, these financial statements reflect all adjustments necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and nine months ended September 30, 2006 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.   **Segment Reporting**

The Company has three reportable segments: its fixed-rate tanker segment, its fixed-rate liquefied natural gas (or *LNG*) segment, and its spot tanker segment. The Company's fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts or contracts of affreightment. The Company's fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The Company's spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

The following tables present results for these segments for the three and nine months ended September 30, 2006 and 2005:

Three months ended September 30, 2006	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $
Voyage revenues - external	191,916	25,218	260,599	477,733
Voyage expenses	26,579	394	106,457	133,430
Vessel operating expenses	33,900	4,156	14,883	52,939
Time-charter hire expense	45,669	-	55,179	100,848
Depreciation and amortization	28,867	7,959	13,023	49,849
General and administrative[1]	15,459	3,478	20,885	39,822
Writedown / (gain) on sale of vessels and equipment	(6,509)	-	(629)	(7,138)
Restructuring charge	-	-	2,948	2,948
Income from vessel operations	47,951	9,231	47,853	105,035
Voyage revenues - intersegment	3,486	-	-	3,486

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Three months ended September 30, 2005	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $
Voyage revenues - external	178,669	24,503	222,422	425,594
Voyage expenses	19,497	-	88,338	107,835
Vessel operating expenses	32,102	3,401	15,240	50,743
Time-charter hire expense	52,467	-	68,089	120,556
Depreciation and amortization	29,512	7,522	13,377	50,411
General and administrative [1]	14,970	3,397	22,088	40,455
Writedown / (gain) on sale of vessels and equipment	2,111	-	(8,687)	(6,576)
Income from vessel operations	28,010	10,183	23,977	62,170
Voyage revenues - intersegment	1,158	-	-	1,158

Nine months ended September 30, 2006	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $
Voyage revenues - external	566,437	71,437	788,442	1,426,316
Voyage expenses	69,333	794	308,331	378,458
Vessel operating expenses	101,795	12,677	43,394	157,866
Time-charter hire expense	140,052	-	159,923	299,975
Depreciation and amortization	87,772	23,392	39,326	150,490
General and administrative [1]	45,876	10,233	65,429	121,538
Writedown / (gain) on sale of vessels and equipment	(4,664)	-	(1,431)	(6,095)
Restructuring charge	-	-	7,414	7,414
Income from vessel operations	126,273	24,341	166,056	316,670
Voyage revenues - intersegment	6,104	-	-	6,104

Nine months ended September 30, 2005	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $
Voyage revenues - external	539,627	73,546	809,972	1,423,145
Voyage expenses	50,722	50	253,888	304,660
Vessel operating expenses	95,845	11,564	49,115	156,524
Time-charter hire expense	147,007	-	206,585	353,592
Depreciation and amortization	90,306	22,567	41,927	154,800
General and administrative [1]	41,010	9,599	63,723	114,332
Writedown / (gain) on sale of vessels and equipment	7,480	-	(131,803)	(124,323)
Income from vessel operations	107,257	29,766	326,537	463,560
Voyage revenues - intersegment	3,449	-	-	3,449

_____

[1] Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	As at September 30, 2006 $	As at December 31, 2005 $
Fixed-rate tanker segment	2,386,956	2,050,122
Fixed-rate LNG segment	1,982,489	1,753,289
Spot tanker segment	1,061,226	906,028
Cash and restricted cash	310,790	244,510
Accounts receivable and other assets	357,244	340,151
Consolidated total assets	6,098,705	5,294,100

3. **Acquisition of Petrojarl ASA**

During the third quarter of 2006, the Company acquired 43% of the outstanding shares of Petrojarl ASA (or *Petrojarl*), which is listed on the Oslo Stock Exchange, for $355.9 million. Petrojarl is a leading independent operator of floating production, storage and offloading (or *FPSO*) units. After acquiring 40% of Petrojarl's outstanding shares, on September 18, 2006, the Company launched a mandatory bid, in accordance with Norwegian law, for Petrojarl's remaining shares at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006, and as of December 1, 2006, the Company owned approximately 64.5% of Petrojarl's shares. On December 1, 2006, Petrojarl was renamed Teekay Petrojarl ASA. The Company financed its acquisition of Petrojarl through a combination of bank financing and cash balances. The Company was not able to obtain financial or other information on a timely basis from Petrojarl to be able to use the equity method of accounting for its investment. Accordingly, the investment is recorded at cost as at September 30, 2006.

Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts, Petrojarl also charters two shuttle tankers and one floating storage and offtake (or *FSO*) unit from the Company.

In June 2006, the Company and Petrojarl entered into an agreement to form, as equal partners, a joint venture company called Teekay Petrojarl Offshore (or *TPO*) that will focus on pursuing new opportunities involving FPSO units, FSO units and other mobile oil production solutions. On September 28, 2006, Petrojarl announced that it had been awarded a contract by Petroleo Brasileiro S.A. to supply an FPSO for the Siri project in Brazil. In connection with this contract, Petrojarl exercised a purchase option on a 1981-built single hull product tanker. The contract, which will be assigned to and performed by TPO, is for a two-year firm period, with options for Petrobras to extend up to an additional year, and is scheduled to commence production during the first quarter of 2008.

4. **Public Offerings of Teekay LNG Partners L.P.**

On May 10, 2005, the Company's subsidiary Teekay LNG Partners L.P. (or *Teekay LNG*) completed its initial public offering (or the *Offering*) of 6.9 million common units at a price of $22.00 per unit. During November 2005, Teekay LNG issued an additional 4.6 million common units at a price of $27.40 per unit (or the *Follow-On Offering*). As a result of these transactions, the Company recorded a $7.9 million increase to stockholders' equity which represents the Company's gain from the issuance of units in the Offering and the Follow-on Offering.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The proceeds received by Teekay LNG from the public offerings and the use of those proceeds are summarized as follows:

	Offering $	Follow-On Offering $	Total $
Proceeds received:			
Sale of 6,900,000 common units at $22.00 per unit	151,800	-	151,800
Sale of 4,600,000 common units at $27.40 per unit	-	126,040	126,040
	151,800	126,040	277,840
Use of proceeds from sale of common units:			
Underwriting and structuring fees.	10,473	5,042	15,515
Professional fees and other offering expenses to third parties	5,616	959	6,575
Repayment of loans from Teekay Shipping Corporation	129,400	-	129,400
Purchase of three Suezmax tankers from Teekay Shipping Corporation	-	120,039	120,039
Working capital	6,311	-	6,311
	151,800	126,040	277,840

Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG carriers and Suezmax-class crude oil tankers, primarily consisting of vessels obtained through the Company's acquisition in April 2004 of Teekay Shipping Spain S.L. (which was previously named Naviera F. Tapias S.A.).

Immediately preceding the Offering, the Company entered into an omnibus agreement with Teekay LNG governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. Please see Note 18(d).

Concurrently with Teekay LNG's Follow-On Offering, the Company sold to Teekay LNG three double-hulled Suezmax tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. These vessels, the *African Spirit*, the *Asian Spirit* and the *European Spirit*, are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the public offering, together with borrowings under its revolving credit facility and cash balances.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

5.   **Goodwill and Intangible Assets**

The changes in the carrying amount of goodwill for the nine months ended September 30, 2006 for the Company's reporting segments are as follows:

	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Other $	Total $
Balance as of December 31, 2005	134,196	35,631	-	1,070	170,897
Goodwill acquired	356	-	-	-	356
Balance as of September 30, 2006	134,552	35,631	-	1,070	171,253

As at September 30, 2006, the Company's intangible assets consisted of:

	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(54,806)	69,444
Time-charter contracts	19.2	182,552	(20,205)	162,347
Intellectual property	7.0	9,588	(4,166)	5,422
	15.4	316,390	(79,177)	237,213

As at December 31, 2005, the Company's intangible assets consisted of:

	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(45,748)	78,502
Time-charter contracts	19.2	182,552	(13,358)	169,194
Intellectual property	7.0	7,701	(3,117)	4,584
	15.4	314,503	(62,223)	252,280

Aggregate amortization expense of intangible assets for the three and nine months ended September 30, 2006 was $5.7 million ($6.3 million - 2005) and $17.0 million ($19.4 million - 2005), respectively. Amortization of intangible assets for the next five fiscal years is expected to be $5.7 million (fourth quarter of 2006), $21.8 million (2007), $20.7 million (2008), $19.7 million (2009), $17.6 million (2010) and $151.7 million (thereafter).

6.   **Cash Flows**

Cash interest paid by the Company during the nine months ended September 30, 2006 and 2005 totaled approximately $118.7 million and $101.2 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

7.   Long-Term Debt

	September 30, 2006	December 31, 2005
	$	$
Revolving Credit Facilities	1,306,185	769,000
Premium Equity Participating Security Units (7.25%) due May 18, 2006	-	143,750
Senior Notes (8.875%) due July 15, 2011	262,383	265,559
U.S. Dollar-denominated Term Loans due through 2019	475,486	289,582
EURO-denominated Term Loans due through 2023	397,182	377,352
	2,441,236	1,845,243
Less current portion	41,820	159,053
Total	2,399,416	1,686,190

As at September 30, 2006, the Company had six long-term revolving credit facilities (or the *Revolvers*) available, which, as at such date, provided for borrowings of up to $1.9 billion, of which $634.6 million was undrawn. Interest payments are based on LIBOR plus margins. At September 30, 2006, the margins ranged between 0.50% and 0.70% and the three-month LIBOR was 5.37%. The amount available under the Revolvers reduces by $38.4 million (2006), $173.1 million (2007), $388.8 million (2008), $115.7 million (2009), $117.6 million (2010) and $1,107.2 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 43 of the Company's vessels, together with other related collateral, and are guaranteed by Teekay or its subsidiaries.

On February 16, 2006, the Company issued 6,534,300 shares of its Common Stock upon settlement of the purchase contracts associated with its 7.25% Premium Equity Participating Security Units (or *Equity Units*). The Equity Units were issued in February 2003 and each consisted of a share purchase contract and a $25 principal amount subordinated note due May 18, 2006. On February 16, 2006, the Company repurchased the notes for net proceeds equal to 100% of their aggregate principal amount. The net proceeds were applied to satisfy the obligations of the holders of the Equity Units to purchase Company Common Stock under the related purchase contracts. The notes were subsequently cancelled and are no longer outstanding. The Equity Units are no longer outstanding.

The 8.875% Senior Notes due July 15, 2011 (or the *8.875% Notes*) rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to Teekay's existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the nine months ended September 30, 2006, the Company repurchased a principal amount of $3.0 million of the 8.875% Notes (see also Note 13).

The Company has five U.S. Dollar-denominated term loans outstanding, which, as at September 30, 2006, totaled $475.5 million. Two of the term loans bear interest at fixed rates of 4.06% and 5.37%, respectively. Interest payments on the other loans are based on LIBOR plus a margin. At September 30, 2006, the margins ranged between 0.50% and 1.05%. The term loans reduce in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding, and four of them also have balloon repayments due at maturity. The term loans are collateralized by first-preferred mortgages on four of the Company's vessels, together with certain other collateral, and are guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2006 totaled 313.4 million Euros ($397.2 million). The Company used the loans in financing capital leases for two vessels. The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2006, the margins ranged between 1.10% and 1.30% and the one-month EURIBOR was 3.27%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on two of the Company's vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Both Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange gains during the three months ended September 30, 2006 of $0.3 million ($3.1 million gain - 2005) and unrealized foreign exchange losses during the nine months ended September 30, 2006 of $33.0 million ($50.6 million gain - 2005).

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2006, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at September 30, 2006, this amount was $131.4 million.

8.   Loan from Joint Venture Partner

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at September 30, 2006, totaled $34.7 million, including accrued interest at a fixed rate of 4.84%. This loan relates to a $33.5 million equity investment in Teekay Nakilat Holdings Corporation (or *Teekay Nakilat*), which indirectly owns three LNG newbuilding carriers (collectively, the *RasGas II vessels*) and is 30% owned by Qatar Gas Transport Company Ltd. The loan is unsecured and repayable on demand no earlier than 20 years from the delivery date of the last of the RasGas II vessels, which is scheduled for the first quarter of 2007.

9.   Capital Leases and Restricted Cash

Capital Leases

Suezmax Tankers. As at September 30, 2006, the Company was party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Company's contractual right to full operation of the vessels pursuant to bareboat charters, the Company is required to purchase these vessels after the end of their respective lease terms, which will occur at various times from 2007 to 2010, for a fixed price. The weighted-average annual interest rate implicit in these capital leases, at the inception of the leases, was 7.4%. These capital leases are variable-rate capital leases; however, any change in the Company's lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments the Company receives under the vessels' time charter contract. As at September 30, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $256.6 million, including imputed interest of $32.3 million, repayable as follows:

Year	Commitment
2006	$ 6.3 million
2007	145.1 million
2008	8.6 million
2009	8.5 million
2010	88.1 million

During September 2006, the Company exercised its option and purchased an Aframax tanker, that was previously subject to a capital lease, for $39.0 million.

13

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

LNG Carriers. As at September 30, 2006, the Company was a party to capital leases on two LNG carriers that are structured as "Spanish tax leases." Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at September 30, 2006, the weighted-average annual interest rate implicit in the Spanish tax leases was 5.7%. As at September 30, 2006, the commitments under these capital leases, including the purchase obligations, approximated 288.2 million Euros ($365.3 million), including imputed interest of 33.6 million Euros ($42.5 million), repayable as follows:

Year	Commitment
2006	123.2 million Euros ($156.1 million)
2007	23.3 million Euros ($29.5 million)
2008	24.4 million Euros ($30.9 million)
2009	25.6 million Euros ($32.5 million)
2010	26.9 million Euros ($34.1 million)
Thereafter	64.8 million Euros ($82.2 million)

During January 2006, the Company sold its shipbuilding contracts for the three RasGas II vessels to SeaSpirit Leasing Limited (or *SeaSpirit*) for proceeds of $313.0 million, which represented previously-paid shipyard installments and other construction costs. Concurrently with the sale, the Company entered into 30-year leases for these three vessels, which commence upon the respective deliveries of the vessels, the first of which occurred in October 2006.

Restricted Cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 258.9 million Euros ($328.1 million) as at September 30, 2006 and 249.0 million Euros ($295.0 million) at December 31, 2005. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at September 30, 2006 and December 31, 2005, the weighted-average interest rate earned on the deposits was 5.2%.

Under the terms of the leases for the RasGas II vessels, the Company is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $437.6 million as at September 30, 2006. These cash deposits are restricted to being used for capital lease payments and have been funded with term loans and loans from the Company's joint venture partners (see also Note 8 and 11). As at September 30, 2006, the weighted-average interest rate earned on the deposits was 5.6%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at September 30, 2006 and December 31, 2005, these amounts were $13.8 million and $16.1 million, respectively.

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

10. Capital Stock

Capital Stock

The authorized capital stock of Teekay at September 30, 2006 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the nine months ended September 30, 2006, the Company issued 6.5 million shares of its Common Stock upon settlement of the purchase contracts associated with its Equity Units (see Note 7), issued 0.6 million shares upon exercise of stock options, and repurchased 5.3 million shares for a total cost of $212.3 million. As at September 30, 2006, Teekay had 73,144,180 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. As at September 30, 2006, Teekay had repurchased 16,429,400 shares of Common Stock subsequent to such authorizations at an average price of $41.58 per share, for a total cost of $683.1 million. The total remaining share repurchase authorization at September 30, 2006 was approximately $121.9 million.

Share-Based Payments

Effective January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R) (or *SFAS 123(R)*), "Share-Based Payment", using the "modified prospective" method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company's net income for the three and nine months ended September 30, 2006 is $2.5 million and $6.8 million lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25 (or *APB 25*), "Accounting for Stock Issued to Employees." Both basic and diluted earnings per share for the three months ended September 30, 2006 are $0.03 lower, and for the nine months ended September 30, 2006 are $0.09 lower, than if the Company had continued to account for share based compensation under APB 25.

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provision using the intrinsic value method, as permitted by Statement of Financial Accounting Standards No. 123 (or *SFAS 123*), "Accounting for Stock-Based Compensation." As the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense was recognized under APB 25.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The following table illustrates the effect on net income and earnings per share for the three and nine months ended September 30, 2005 had the Company applied the fair value recognition provisions of SFAS 123, as amended, to stock-based employee compensation.

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
	$	$
Net income - as reported	42,675	426,290
Less: Total stock option compensation expense	1,978	6,099
Net income - pro forma	40,697	420,191
Basic earnings per common share:		
- As reported	0.55	5.34
- Pro forma	0.53	5.26
Diluted earnings per common share:		
- As reported	0.52	4.99
- Pro forma	0.49	4.92

As at September 30, 2006, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the *Plans*) 8,051,061 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. The options under the Plans have a 10-year term and vest equally over three years from the grant date, except for one grant of 50,000 options made in 2004 which will vest 100% on December 31, 2006. All outstanding options expire between June 13, 2007 and March 7, 2016, ten years after the date of each respective grant.

A summary of the Company's stock option activity and related information for the nine months ended September 30, 2006 is as follows:

	Options (000's) #	Weighted-Average Exercise Price $
Outstanding at December 31, 2005	4,160	24.81
Granted	1,045	38.94
Exercised	(568)	20.55
Forfeited	(37)	30.15
Outstanding at September 30, 2006	4,600	28.50
Exercisable at September 30, 2006	2,881	21.74

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2006 was $11.30 per option. As at September 30, 2006, the intrinsic value of the outstanding stock options and exercisable stock options was $61.4 million and $57.0 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

A summary of the Company's nonvested stock option activity and related information for the nine months ended September 30, 2006 is as follows:

	Options (000's) #	Weighted-Average Grant Date Fair Value $
Nonvested at December 31, 2005	1,774	9.75
Granted	1,045	11.30
Vested	(1,083)	7.68
Forfeited	(17)	12.20
Nonvested at September 30, 2006	1,719	11.98

As of September 30, 2006, there was $14.0 million of total unrecognized compensation cost related to nonvested stock options granted under the Plans. Recognition of this compensation is expected to be $2.3 million (fourth quarter of 2006), $6.9 million (2007), $4.1 million (2008) and $0.7 million (2009).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005, expected life of five years, dividend yield of 2.0% in 2006 and 1.5% in 2005, and risk-free interest rate of 4.8% in 2006 and 4.1% in 2005.

As at September 30, 2006, the Company had 388,763 remaining restricted stock units outstanding that were awarded in March 2005 as incentive-based compensation. Each restricted stock unit is equal in value to one share of the Company's Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the September 30, 2006 share price of $41.11 per share, these restricted stock units had a notional value of $16.0 million and will vest in equal amounts on March 31 and November 30, 2007. Upon vesting, 76,684 of the restricted stock units will be paid to the grantees in the form of cash, and 312,079 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay's Common Stock, at the election of the grantee. Shares of Teekay's Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. On March 31, 2006, 211,267 restricted stock units with a market value of $8.3 million vested and that amount was paid to grantees in cash. During the three and nine months ended September 30, 2006, the Company recorded an expense of $1.5 million ($4.3 million - 2005) and $6.5 million ($9.6 million - 2005), respectively, related to the vested and unvested restricted stock units, which is primarily included in general and administrative expenses.

During March 2006, the Company granted 18,990 shares of restricted stock awards with a fair value of $0.7 million, based on the quoted market price, to certain of the Company's Directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

11. **Commitments and Contingencies**

a) **Vessels Under Construction**

As at September 30, 2006, the Company was committed to the construction of two Aframax tankers, ten Suezmax tankers and four product tankers scheduled for delivery between November 2006 and August 2009, at a total cost of approximately $993.0 million, excluding capitalized interest. As at September 30, 2006, payments made towards these commitments totaled $245.9 million, excluding $15.0 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $745.1 million of the unpaid cost of these vessels. The Company intends to finance the remaining unpaid amount of $2.0 million through incremental debt or surplus cash balances, or a combination thereof. As at September 30, 2006, the remaining payments required to be made under these newbuilding contracts were $55.4 million in 2006, $145.1 million in 2007, $320.3 million in 2008 and $226.3 million in 2009. The two Aframax tankers will be subject to 10-year fixed-rate time charters to Skaugen PetroTrans Inc., a joint venture of the Company, upon delivery scheduled for January and April 2008.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at September 30, 2006, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partner's 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at September 30, 2006, payments made towards these commitments totaled $82.3 million, excluding $7.5 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at September 30, 2006, the remaining payments required to be made under these contracts were $147.3 million in 2007, $111.2 million in 2008 and $36.1 million in 2009. Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier.

As at September 30, 2006, the Company, through Teekay Nakilat, was committed to lease the three RasGas II vessels that were scheduled for delivery between October 2006 and February 2007. (See Note 9). The Company has entered into these transactions with its joint venture partner, Qatar Gas Transport Company Ltd., which owns a 30% interest in the vessel leases and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partner's 30% share. During January 2006, the Company sold the three LNG carrier shipbuilding contracts to SeaSpirit for $313.0 million, which approximated the accumulated construction costs incurred to that date. Concurrently with the sale, the Company entered into 30-year leases for the RasGas II vessels, to commence upon delivery of the respective vessels. The Company used the sale proceeds to partially fund restricted cash deposits. During vessel construction, the amount of restricted cash approximates the accumulated vessel construction costs. Under the terms of the leases and upon vessel delivery, the Company is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The Company is committed to funding an additional $102.9 million of restricted cash deposits ($34.3 million - fourth quarter of 2006 and $68.6 million - 2007) through the remainder of the construction period. The Company has long-term financing arrangements in place to fund these remaining commitments. Upon their deliveries, the RasGas II vessels will operate under 20-year, fixed-rate time charters to Ras Laffan Natural Gas Co. Limited (II), a joint venture between Qatar Gas Transport Company Ltd. and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. Pursuant to existing agreements, the Company sold to Teekay LNG its ownership interest in these three vessels and related charter contracts upon delivery of the first vessels in October 2006.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable Teekay Naiklat to terminate the lease arrangements on a voluntary basis at any time. In the event of a termination of the lease arrangements, Teekay Nakilat would be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of tax depreciation, if any.

As at September 30, 2006, the Company had options to have constructed four LNG carriers at predetermined prices. During February and June 2006, these options expired. Of the $12.0 million cost of these options, $6.0 million was forfeited and expensed in other - net (see Note 13). The Company may apply $6.0 million against the purchase price of any LNG carriers the Company orders during 2006.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

b) Vessel Purchases and Conversions

In February 2006, the Company announced that it has been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.. In connection with these contracts, the Company exercised a purchase option on a 2000-built Aframax tanker presently trading as part of the Company's spot rate chartered-in fleet and acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers between January and April 2007. The purchase price for these two vessels, including conversion costs, is approximately $176.3 million. As of September 30, 2006, the Company has paid $8.5 million of such amount. The Company intends to finance the remaining unpaid amount through additional financing or surplus cash balances, or a combination thereof. The third vessel is a 2003-built Suezmax shuttle tanker from the Company's shuttle tanker fleet that commenced operation under these contracts in July 2006.

c) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or *RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company is entering into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company's 40% portion is $400.7 million), excluding capitalized interest. As at September 30, 2006, payments made towards these commitments by the joint venture company totaled $250.9 million (of which the Company's 40% contribution was $100.3 million), excluding capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $750.8 million unpaid cost of these LNG carriers. As at September 30, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners' 60% share) were $100.6 million in 2006, $449.9 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, on November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier.

Under the terms of a joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Shipping Spain S.L., the Company will pay the other partner up to $25.0 million (calculated by a pre-determined formula based on the occurrence of certain future events) unless the Company makes capital contributions to the joint venture company of $50.0 million in share premium prior to April 30, 2007.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding mortgage debt in five 50%-owned joint venture companies. As at September 30, 2006, Teekay and these subsidiaries had guaranteed $114.5 million, or 50% of the total $228.9 million, of this mortgage debt. These joint venture companies own an aggregate of five shuttle tankers.

d) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the Vision Plan) to reward exceptional corporate performance and shareholder returns. This Vision Plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the Market Value Added). The Vision Plan terminates on December 31, 2010. Under the Vision Plan, the Economic Profit is the difference between the Company's annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and Market Value Added is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

In 2008, if the Vision Plan's award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the Vision Plan award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in each of 2008 and 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated Market Value Added contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the Market Value Added contribution are accrued on a straight-line basis until December 31, 2010. During the three and nine months ended September 30, 2006, the Company accrued $2.8 million ($3.6 million - 2005) and $9.6 million ($13.9 million - 2005), respectively, of the Vision Plan contributions in general and administrative expenses.

e) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the second quarter of 2007 at a total cost of approximately $105.4 million. As at September 30, 2006, the Company had made payments towards these commitments of approximately $90.4 million. As at September 30, 2006, the remaining payments required to be made towards these commitments were $15.0 million in 2006.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.   Vessel Sales and Writedown on Vessel and Equipment

During the third quarter of 2006, the Company completed the sale of a 1981-built, 50.5%-owned shuttle tanker, which was presented as held for sale at June 30, 2006, and recorded a gain of $6.4 million and a minority interest expense of $3.2 million relating to the sale.

During the nine months ended September 30, 2006, the Company sold the shipbuilding contracts for three LNG carriers to SeaSpirit and was reimbursed for previously paid shipyard installments and other construction costs in the amount of $313.0 million (see Notes 9 and 11a).

During the nine months ended September 30, 2006, the Company incurred a $2.2 million writedown of certain offshore equipment. This writedown occurred due to a reassessment of the estimated net realizable value of this equipment and follows a $12.3 million writedown in June 2005 arising from the early termination of a contract for this equipment.

In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The Company is also amortizing a deferred gain from the sale and lease back pursuant to operating leases of three vessels sold in December 2003. The results for the three and nine months ended September 30, 2006 include $0.7 million ($0.6 million - 2005) and $2.1 million ($2.0 million - 2005), respectively, of amortization of these deferred gains.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

13. **Restructuring Charge and Other - net**

	Three Months Ended		Nine Months Ended	
	September 30, 2006 $	September 30, 2005 $	September 30, 2006 $	September 30, 2005 $
Minority interest expense	(7,289)	(5,354)	(4,682)	(12,429)
Loss on bond redemption (*note 7*)	-	(1,334)	(375)	(10,109)
Loss from settlement of interest rate swaps	-	-	-	(7,820)
Writeoff of capitalized loan costs	-	-	-	(7,462)
Income tax recovery (expense)	4,985	2,005	(5,839)	11,877
Loss on expiry of options to construct LNG carriers	-	-	(6,102)	-
Miscellaneous	1,184	2,616	7,115	7,211
Other - net	(1,120)	(2,067)	(9,883)	(18,732)

During the three and nine months ended September 30, 2006, the Company incurred $2.9 million and $7.4 million, respectively, of restructuring costs primarily relating to the relocation of certain operational functions. During the fourth quarter of 2006, the Company expects to incur approximately $2.0 million of further restructuring charges to complete the relocations.

14. **Comprehensive Income**

	Three Months Ended		Nine Months Ended	
	September 30, 2006 $	September 30, 2005 $	September 30, 2006 $	September 30, 2005 $
Net income	79,847	42,675	201,944	426,290
Other comprehensive income:				
Unrealized gain on marketable securities	2,680	-	7,277	-
Unrealized (loss) gain on derivative instruments	(80,480)	39,251	24,678	(46,925)
Reclassification adjustment for (gain) loss on derivative instruments included in net income	(711)	(2,211)	(2,145)	12,493
Comprehensive income	1,336	79,715	231,754	391,858

15. **Derivative Instruments and Hedging Activities**

The Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at September 30, 2006, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 1.4 billion, Canadian Dollars 19.7 million, Euros 6.8 million, Australian Dollars 7.5 million and British Pounds 5.1 million for U.S. Dollars at an average rate of Norwegian Kroner 6.34 per U.S. Dollar, Canadian Dollar 1.15 per U.S. Dollar, Euro 0.82 per U.S. Dollar, Australian Dollar 1.39 per U.S. Dollar and British Pound 0.57 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $240.8 million in 2006; $130.6 million in 2007; and $84.5 million in 2008. In addition, certain of the Company's forward contracts obligate the Company to enter into forward purchase contracts for approximately Norwegian Kroner 90.0 million at a rate of 6.34 Norwegian Kroner per U.S. Dollar at the discretion of the counterparty during 2008.

As at September 30, 2006, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company's floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) [1]
LIBOR-Based Debt:					
U.S. Dollar-denominated interest rate swaps [2]	LIBOR	421,499	19,494	30.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	850,000	10,871	4.7	4.8
U.S. Dollar-denominated interest rate swaps [3]	LIBOR	1,513,536	(14,546)	14.3	5.2
LIBOR-Based Restricted Cash Deposit:					
U.S. Dollar-denominated interest rate swaps [2]	LIBOR	432,549	(24,265)	30.3	4.8
EURIBOR-Based Debt:					
Euro-denominated interest rate swaps [4] [5]	EURIBOR	397,182	5,488	17.7	3.8

(1) Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2006 ranged from 1.1% to 1.3%.

(2) U.S. Dollar-denominated interest rate swaps are held in Teekay Nakilat to hedge its floating-rate lease obligations and floating-rate restricted cash deposits. (See Note 11a). Principal amount reduces quarterly following delivery of each LNG newbuilding.

(3) Inception dates of swaps are 2006 ($984 million), 2007 ($226 million) and 2009 ($304 million).

(4) Principal amount reduces monthly to 70.1 million Euros ($88.8 million) by the maturity dates of the swap agreements.

(5) Principal amount is the U.S. Dollar equivalent of 313.4 million Euros.

During May 2006, the Company sold two swaptions for $2.4 million which will be amortized into earnings over the term of the swaptions. These options, if exercised by the holders, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company's floating-rate debt will be swapped with fixed-rate obligations. The terms of these swaptions are as follows:

Interest Rate Index	Principal Amount [1] $	Start Date	Remaining Term (years)	Fixed Interest Rate (%)
LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	125,000	May 15, 2007	12.0	4.0

(1) Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($125.0 million).

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company's exposure to the spot charter market. As at September 30, 2006, the Company was committed to forward freight agreements totalling 1.0 million metric tonnes with an aggregate notional principal amount of $4.6 million. The forward freight agreements expire during the fourth quarter of 2006.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at September 30, 2006, the Company was committed to contracts totalling 25,000 metric tonnes with a weighted-average price of $292.76 per tonne. The fuel swap contracts expire between October 2006 and September 2007.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The Company is exposed to credit loss in the event of non-performance by the counter-parties to the foreign exchange forward contracts, interest rate swap agreements, forward freight agreements and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter-parties.

During the three and nine months ended September 30, 2006, the Company recognized a net loss of $1.6 million ($0.2 million gain - 2005) and a net loss of $1.3 million ($0.8 million loss - 2005), respectively, relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at September 30, 2006 and December 31, 2005, the Company's accumulated other comprehensive loss consisted of the following components:

	September 30, 2006 $	December 31, 2005 $
Unrealized loss on derivative instruments	(44,948)	(67,482)
Unrealized gain (loss) on marketable securities	5,928	(1,348)
	(39,020)	(68,830)

16. Earnings Per Share

	Three Months Ended		Nine Months Ended	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Net income available for common stockholders	$ 79,847	$ 42,675	$ 201,944	$ 426,290
Weighted-average number of common shares	73,251,038	77,104,662	73,223,613	79,872,761
Dilutive effect of employee stock options and restricted stock awards	1,693,000	2,132,202	1,615,771	2,212,487
Dilutive effect of Equity Units	-	3,323,021	479,469	3,310,121
Common stock and common stock equivalents...	74,944,038	82,559,885	75,318,853	85,395,369
Earnings per common share:				
- Basic	$ 1.09	$ 0.55	$ 2.76	$ 5.34
- Diluted	1.07	0.52	2.68	4.99

For the three and nine months ended September 30, 2006, the anti-dilutive effect of 0.6 million and 1.3 million, respectively, shares attributable to outstanding stock options were excluded from the calculations of diluted earnings per share. For both the three and nine months ended September 30, 2005, the anti-dilutive effect of 0.6 million shares attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

17. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (or *FASB*) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (or *FIN 48*). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on the Company's consolidated financial position or results of operations.

18. Subsequent Events

a) During October 2006, the Company terminated one of its revolving credit facilities, amended another to allow for additional borrowing of up to $119 million, and entered into a new 8-year reducing revolving credit facility that allows for borrowing of up to $940 million. The amended credit facility, which bears interest based on LIBOR plus a margin of 0.625%, is collateralized by first-priority mortgages on eight of the Company's vessels. The new credit facility, which bears interest based on LIBOR plus a margin of 0.625%, is collateralized by first-priority mortgages on 19 of the Company's vessels.

b) In December 2006, the Company has agreed to sell a 2000-built LPG carrier to Teekay LNG and the related long-term, fixed-rate time charter for a purchase price of approximately $18.2 million effective January 1, 2007. It is anticipated that the purchase will be financed with Teekay LNG's existing revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

c) In December 2006, Teekay LNG announced that it has agreed to acquire three liquefied petroleum gas (or *LPG*) carriers from I.M. Skaugen ASA (or *Skaugen*) for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. Teekay LNG will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing and/or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil, at fixed rates, for a period of 15 years.

d) On December 19, 2006, the Company's subsidiary Teekay Offshore Partners L.P. (or *Teekay Offshore*) completed its initial public offering of 8,050,000 common units at a price of $21.00 per unit, for proceeds of $155.3 million, net of an estimated $13.8 million of expenses associated with the offering. Teekay Offshore used the net offering proceeds to repay indebtedness to the Company and to redeem 1,050,000 of the common units held by the Company. Following the offering, the public owned a 40.3% limited partner interest in Teekay Offshore and the Company owned the remaining partnership interests, including common units, subordinated units, incentive distribution rights and Teekay Offshore's 2% general partner interest.

   The Company formed Teekay Offshore in August 2006 to be an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore's only cash-generating asset is its 26% interest in Teekay Offshore Operating L.P., which Teekay Offshore controls and which holds substantially all of the Company's shuttle tankers and FSO units. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Petrojarl.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Immediately preceding the closing of the initial public offering, the Company amended its omnibus agreement with Teekay LNG to include Teekay Offshore. The omnibus agreement governs, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers and FSO and FPSO units. Under the amended agreement, Teekay LNG and Teekay Offshore have each granted to the Company a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of Teekay LNG's Suezmax tankers or of Teekay Offshore's Aframax tankers, respectively, or (b) re-chartering of any of such Suezmax tankers or Aframax tankers pursuant to a time-charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, the Company has granted similar rights of first offer to Teekay LNG for any LNG carriers and Teekay Offshore for any shuttle tankers or FSO or FPSO units, it might own, together with a purchase right upon any such proposed re-chartering of those vessels.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay is one of the world's leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10 percent of the world's seaborne oil in 2005. As at September 30, 2006, our fleet (excluding vessels managed for third parties) consisted of 149 vessels (including 48 vessels chartered-in, 25 newbuildings on order, and five vessels owned through joint ventures). Our conventional oil tankers (including newbuildings) provide a total cargo-carrying capacity of approximately 17.0 million deadweight tonnes (or *mdwt*), and our LNG and liquid petroleum gas carriers (including newbuildings) have total cargo-carrying capacity of approximately 2.2 million cubic meters.

Our voyage revenues are derived from:

. Voyage charters, which are charters for shorter intervals that are priced on a current, or "spot," market rate;
. Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates; and
. Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter[1]	Time-Charter	Bareboat-Charter	Contract of Affreightment
Typical contract length	Single voyage	One year or more	One year or more	One year or more
Hire rate basis[2]	Varies	Daily	Daily	Typically daily
Voyage expenses[3]	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses[3]	We pay	We pay	Customer pays	We pay
Off-hire[4]	Customer does not pay	Varies	Customer typically pays	Customer typically does not pay

(1) Under a consecutive voyage charter, the customer pays for idle time.
(2) "*Hire*" rate refers to the basic payment from the charterer for the use of the vessel.
(3) Defined below under "Important Financial and Operational Terms and Concepts."
(4) "*Off-hire*" refers to the time a vessel is not available for service.

Segments

Our fleet is divided into three main segments: the fixed-rate tanker segment, the fixed-rate LNG segment and the spot tanker segment.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake (or *FSO*) units, a liquid petroleum gas carrier, and conventional crude oil and product tankers on long-term, fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker business, which is operated through our business unit Teekay Navion Shuttle Tankers, provides services to oil companies, primarily in the North Sea, under long-term, fixed-rate contracts of affreightment or time-charter contracts. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at September 30, 2006, we had on order, for our fixed-rate tanker segment, two Aframax newbuilding conventional crude oil tankers scheduled to be delivered in January and April 2008 and two Suezmax newbuilding tankers scheduled to be delivered in July and August 2009. Upon deliveries, the Aframax tankers will commence 10-year fixed-rate time charters to our Skaugen PetroTrans joint venture.

In February 2006, we were awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.. In connection with these contracts, we exercised a purchase option on a 2000-built Aframax tanker currently included as part of our spot rate chartered-in fleet and acquired a 2006-built Suezmax tanker, both of which vessels are being converted to shuttle tankers through January and April 2007, respectively. The purchase price for these two vessels, including conversion costs, is approximately $176.3 million. Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies. The third vessel is a 2003-built Suezmax shuttle tanker from our fleet, which commenced operation under these contracts in July 2006.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time charter contracts. We entered the LNG shipping sector through our acquisition of Teekay Shipping Spain, S.L. (or *Teekay Spain*) on April 30, 2004. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition.

During January 2006, we entered into sale-leaseback transactions with SeaSpirit Leasing Limited (or *SeaSpirit*) relating to the three LNG newbuilding carriers (collectively, the *RasGas II vessels*) that, upon delivery, will provide service under long-term contracts with Ras Laffan Liquefied Natural Gas Co. Limited II (or *RasGas II*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. In connection with the sale-leaseback transactions, we sold the shipbuilding contracts to SeaSpirit and entered into 30-year leases for the three LNG carriers. SeaSpirit reimbursed us $313.0 million (including our joint venture partner's 30% interest) for previously paid shipyard installments and other construction costs. We used these proceeds to fund restricted cash deposits relating to the capital leases. The benefits of this lease arrangement are expected to effectively reduce the equity portion of our 70% interest in the three newbuildings by approximately $40 million, from approximately $90 million to approximately $50 million. One of these newbuildings was delivered in October 2006 and the remaining two newbuildings are scheduled for delivery in the first quarter of 2007. Pursuant to existing agreements, upon delivery of the first newbuilding, we sold to Teekay LNG our interest in all RasGas II vessels and related time charters. As of December 1, 2006, we owned a 67.8% interest in Teekay LNG, including our 2% general partner interest. Please read Item 1 - Financial Statements: Note 9 - Capital Leases and Restricted Cash and Note 11 - Commitments and Contingencies.

As at September 30, 2006, we had six newbuilding LNG carriers on order. Two of these carriers, in which we have a 70% interest, will commence service under 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc, upon vessel deliveries, which are scheduled for late 2008 and early 2009. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk. We will have operational responsibility for the vessels in this project. In accordance with an existing agreement, we were required to offer our ownership interest in these carriers and related charter contracts to our publicly listed subsidiary, Teekay LNG Partners L.P. (or *Teekay LNG*). On November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these two vessels and related charter contracts upon delivery of the first LNG carrier.

The other four newbuilding LNG carriers, in which we have a 40% interest, will commence service under 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or *RasGas 3*), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation, upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project is held by Qatar Gas Transport Company Ltd. We will have operational responsibility for the vessels in this project. Under the charters, Qatar Gas Transport Company Ltd. may assume operational responsibility beginning 10 years following delivery of the vessels. In accordance with an existing agreement, we were required to offer our ownership interest in these vessels and related charter contracts to Teekay LNG. On November 1, 2006, Teekay LNG agreed to acquire the Company's ownership interest in these four vessels and related charter contracts upon delivery of the first LNG carrier.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at September 30, 2006, we had four large product newbuilding tankers scheduled to be delivered between November 2006 and May 2007 and eight Suezmax newbuilding tankers scheduled to be delivered between June 2008 and August 2009.

Acquisition of Petrojarl ASA

During the third quarter of 2006, we acquired 43% of the outstanding shares of Petrojarl ASA (or *Petrojarl*), which is listed on the Oslo Stock Exchange, for $355.9 million. Petrojarl is a leading independent operator of floating production, storage and offloading units (or *FPSO*) units. After acquiring 40% of Petrojarl's outstanding shares, on September 18, 2006, we launched a mandatory bid, in accordance with Norwegian law, for Petrojarl's remaining shares at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006, and as of December 1, 2006, we owned approximately 64.5% of Petrojarl's shares. On December 1, 2006, Petrojarl was renamed Teekay Petrojarl ASA. We financed our acquisition of Petrojarl through a combination of bank financing and cash balances. We were not able to obtain financial or other information on a timely basis from Petrojarl to be able to use the equity method of accounting for our investment. Accordingly, our investment is recorded at cost as at September 30, 2006.

Petrojarl, based in Trondheim, Norway, has a fleet of four owned FPSO units operating under long-term service contracts in the North Sea. To service these contracts Petrojarl also charters two shuttle tankers and one FSO unit from us. Please read Item 1 - Financial Statements: Note 3 - Acquisition of Petrojarl ASA.

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, Teekay LNG sold, as part of an initial public offering, 6.9 million of its common units at $22.00 per unit for proceeds of $135.7 million, net of $16.1 million of commissions and other expenses associated with the offering.

In November 2005, Teekay LNG completed a follow-on public offering of 4.6 million common units at a price of $27.40 per unit. Proceeds from the follow-on offering were $120.0 million, net of an estimated $6.0 million of commissions and other expenses associated with the offering. As of September 30, 2006, we owned a 67.8% interest in Teekay LNG, including our 2% general partner interest. Please read Item 1 - Financial Statements: Note 4 - Public Offerings of Teekay LNG Partners L.P.

Sale of Three Suezmax Tankers to Teekay LNG Partners L.P.

In November 2005, we sold to Teekay LNG three double-hulled Suezmax-class crude oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the *African Spirit*, the *Asian Spirit* and the *European Spirit*, are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the previously-mentioned follow-on public offering of its common units, together with borrowings under a revolving credit facility and cash balances.

Public Offering by Teekay Offshore Partners L.P.

On December 19, 2006, our subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) completed its initial public offering of 8,050,000 common units at a price of $21.00 per unit, for proceeds of $155.3 million, net of an estimated $13.8 million of expenses associated with the offering. Teekay Offshore used the net offering proceeds to repay indebtedness to us and to redeem 1,050,000 of its common units we held. Following the offering, the public owned a 40.3% limited partner interest in us and we owned the remaining partnership interests, including common units, subordinated units, incentive distribution rights and Teekay Offshore's 2% general partner interest.

We formed Teekay Offshore in August 2006 to be an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore's only cash-generating asset is its 26% interest in Teekay Offshore Operating L.P., which Teekay Offshore controls and which holds substantially all of our shuttle tankers and FSO units. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Petrojarl.

Immediately preceding the closing of the initial public offering, we amended our omnibus agreement with Teekay LNG to include Teekay Offshore. The omnibus agreement governs, among other things, when we, Teekay LNG and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers and FSO and FPSO units. Under the amended agreement, Teekay LNG and Teekay Offshore have each granted to us a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of Teekay LNG's Suezmax tankers or of Teekay Offshore's Aframax tankers, respectively, or (b) re-chartering of any of such Suezmax tankers or Aframax tankers pursuant to a time-charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, we have granted similar rights of first offer to Teekay LNG for any LNG carriers and Teekay Offshore for any shuttle tankers or FSO or FPSO units, we might own, together with a purchase right upon any such proposed re-chartering of those vessels.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from voyage charters, time charters and contracts of affreightment. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between voyage charters, time charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to market risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or *FFAs*) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as voyage revenues in income. The ineffective portion of a change in fair value is immediately recognized into income through voyage revenues.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or *GAAP*).

Vessel Operating Expenses. Under all types of charters for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

- charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

- charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

- charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property where amounts have been attributed to those items in acquisitions. These amounts are amortized over the period during which the asset is expected to contribute to our future cash flows.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of "time-charter equivalent" (or *TCE*) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or mandated surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar ship days in explaining changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, or bareboat charters, for the vessels. The restricted cash deposits, together with interest earned thereon, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations, including under our lease agreements for the three RasGas II vessels. Please read Item 1 - Financial Statements: Note 9 - Capital Leases and Restricted Cash.

Tanker Market Overview

During the third quarter of 2006, crude tanker freight rates strengthened counter-seasonally, reaching levels not experienced in three decades for that time of year. An increase in oil imports by the United States, and continued firm volumes imported by China and India, were key factors behind the strength in tanker freight rates. The Prudhoe Bay, Alaska pipeline disruption in August 2006 led to an increase in long-haul crude shipments to the U.S. West Coast, which provided further support to crude tanker rates.

During the quarter, freight rates for product tankers also rose as refined product imports into the United States remained high, and China's demand for distillates remained firm. In addition, tonne-mile intensive refined product movements from Asia to the U.S. West Coast increased following the Prudhoe Bay pipeline disruption.

Global oil demand, an underlying driver of oil tanker demand, increased to 83.9 million barrels per day (or *mb/d*) during the third quarter of 2006, an increase of 0.9 mb/d, or 1.1%, from the previous quarter, and 0.6 mb/d, or 0.7% higher than the third quarter of 2005. The International Energy Agency's (or *IEA*) outlook remains firm with global oil demand in the fourth quarter of 2006 estimated to be 2.2 mb/d, or 2.6%, higher than the fourth quarter of 2005. For calendar year 2007, the IEA forecasts a further increase in oil demand of 1.5 mb/d to 85.9 mb/d, 1.7% higher than 2006.

Global oil supply, a direct driver of tanker demand, rose to a record high of 85.6 mb/d during the third quarter of 2006, which was 0.6 mb/d higher than the previous quarter and 1.3 mb/d, or 1.5%, higher than the third quarter of 2005. Much of the growth during the quarter originated from the non-OPEC regions such as the former Soviet Union, Latin America and Africa. Early in the fourth quarter, OPEC members announced a 1.2 mb/d reduction in oil production in response to easing oil prices. However, the IEA estimates that non-OPEC oil supply will increase by 0.8 mb/d during the fourth quarter of 2006, compared to the previous quarter, with growth expected to originate from the former Soviet Union, the North Sea, Africa, and Latin America.

The size of the world tanker fleet rose to 369.0 million mdwt as of September 30, 2006, up 5.5 mdwt, or 1.5%, from the end of the previous quarter. Deletions, including vessels converted for offshore projects and thus removed from the trading tanker fleet, aggregated 1.5 mdwt in the third quarter of 2006, compared to 1.1 mdwt in the previous quarter. Deliveries of tanker newbuildings during the third quarter of 2006 increased to 7.0 mdwt from 5.4 mdwt in the second quarter of 2006.

As of September 30, 2006, the world tanker orderbook stood at 121.5 mdwt, representing 33.0% of the world tanker fleet, compared to 110.0 mdwt, or 30.2%, as of June 30, 2006.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (*i.e.* voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please read Item 1 - Financial Statements: Note 2 - Segment Reporting.

The following tables compare our operating results by reportable segment for the three and nine months ended September 30, 2006 and 2005, and compare our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the three and nine months ended September 30, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure:

	Three Months Ended September 30, 2006				Three Months Ended September 30, 2005			
	Fixed-Rate Tanker Segment ($000's)	Fixed-Rate LNG Segment ($000's)	Spot Tanker Segment ($000's)	Total ($000's)	Fixed-Rate Tanker Segment ($000's)	Fixed-Rate LNG Segment ($000's)	Spot Tanker Segment ($000's)	Total ($000's)
Voyage revenues	191,916	25,218	260,599	477,733	178,669	24,503	222,422	425,594
Voyage expenses	26,579	394	106,457	133,430	19,497	-	88,338	107,835
Net voyage revenues	165,337	24,824	154,142	344,303	159,172	24,503	134,084	317,759
Vessel operating expenses	33,900	4,156	14,883	52,939	32,102	3,401	15,240	50,743
Time charter hire expense	45,669	-	55,179	100,848	52,467	-	68,089	120,556
Depreciation and amortization	28,867	7,959	13,023	49,849	29,512	7,522	13,377	50,411
General and administrative[1]	15,459	3,478	20,885	39,822	14,970	3,397	22,088	40,455
Writedown / (gain) on sale of vessels and equipment	(6,509)	-	(629)	(7,138)	2,111	-	(8,687)	(6,576)
Restructuring charge	-	-	2,948	2,948	-	-	-	-
Income from vessel operations	47,951	9,231	47,853	105,035	28,010	10,183	23,977	62,170

	Nine Months Ended September 30, 2006				Nine Months Ended September 30, 2005			
	Fixed-Rate Tanker Segment ($000's)	Fixed-Rate LNG Segment ($000's)	Spot Tanker Segment ($000's)	Total ($000's)	Fixed-Rate Tanker Segment ($000's)	Fixed-Rate LNG Segment ($000's)	Spot Tanker Segment ($000's)	Total ($000's)
Voyage revenues	566,437	71,437	788,442	1,426,316	539,627	73,546	809,972	1,423,145
Voyage expenses	69,333	794	308,331	378,458	50,722	50	253,888	304,660
Net voyage revenues	497,104	70,643	480,111	1,047,858	488,905	73,496	556,084	1,118,485
Vessel operating expenses	101,795	12,677	43,394	157,866	95,845	11,564	49,115	156,524
Time charter hire expense	140,052	-	159,923	299,975	147,007	-	206,585	353,592
Depreciation and amortization	87,772	23,392	39,326	150,490	90,306	22,567	41,927	154,800
General and administrative[1]	45,876	10,233	65,429	121,538	41,010	9,599	63,723	114,332
Writedown / (gain) on sale of vessels and equipment	(4,664)	-	(1,431)	(6,095)	7,480	-	(131,803)	(124,323)
Restructuring charge	-	-	7,414	7,414	-	-	-	-
Income from vessel operations	126,273	24,341	166,056	316,670	107,257	29,766	326,537	463,560

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Fixed-Rate Tanker Segment

The following table provides a summary of the change in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006 (Calendar Days)	**2005** (Calendar Days)	**Percentage Change** (%)	**2006** (Calendar Days)	**2005** (Calendar Days)	**Percentage Change** (%)
Owned Vessels	3,693	3,868	(4.5)	11,076	11,264	(1.7)
Chartered-in Vessels	1,390	1,694	(17.9)	4,297	4,636	(7.3)
Total	5,083	5,562	(8.6)	15,373	15,900	(3.3)

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) decreased for the three and nine months ended September 30, 2006, compared to the same periods last year. These decreases were primarily the result of:

  · a reduction in our chartered-in fleet; and

  · the sale of two older shuttle tankers in 2005 and one 1981-built shuttle tanker in July 2006 (the *Tanker Dispositions*);

partially offset by

  · the delivery of a Suezmax tanker newbuilding in July 2005;

  · the inclusion of an Aframax tanker, previously operating in our spot tanker segment, that commenced service under a long-term time charter during the fourth quarter of 2005 (the *Aframax Transfer*); and

  · the inclusion of a chartered-in VLCC, previously operating in our spot tanker segment, that commenced service under a long-term time charter in April 2005 (the *VLCC Transfer*).

<u>*Net Voyage Revenues.*</u> Net voyage revenues increased 3.9% and 1.7%, respectively, to $165.3 million and $497.1 million for the three and nine months ended September 30, 2006, from $159.2 million and $488.9 million for the same periods last year. These increases were primarily due to:

  · increases of $5.8 million and $3.0 million, respectively, relating to increased utilization of our shuttle tanker fleet under contracts of affreightment due to the completion in 2006 of seasonal maintenance of North Sea offshore oil facilities primarily during the second quarter, rather than the third quarter as is typical and as occurred in 2005, and recent contract renewals at higher rates. The increase for the nine months ended September 30, 2006 was partially offset by lower oil production levels in the North Sea;

  · increases of $3.1 million and $10.6 million, respectively, relating to the Suezmax delivery in July 2005;

  · increases of $2.1 million and $6.2 million, respectively, relating to the Aframax Transfer;

  · increases of $1.2 million and $3.1 for the three and nine months ended September 30, 2006 relating to rate adjustments on certain of our long-term time charters; and

  · an increase of $5.0 million for the nine months ended September 30, 2006 relating to the VLCC Transfer;

partially offset by

  · decreases of $2.9 million and $10.6 million, respectively, relating to the completion of a contract of affreightment primarily serviced by a chartered-in methanol carrier in late 2005;

  · a decrease of $2.0 million for both the three and nine months ended September 30, 2006 relating to a settlement of a rate adjustment for the prior year on one of our long-term time charters in the three months ended September 30, 2005; and

  · decreases of $1.2 million and $7.1 million, respectively, relating to the Tanker Dispositions.

Vessel Operating Expenses. Vessel operating expenses increased 5.6% and 6.2%, respectively, to $33.9 million and $101.8 million for the three and nine months ended September 30, 2006, from $32.1 million and $95.8 million for the same periods last year, primarily due to:

- an increase of $0.7 million for both the three and nine months ended September 30, 2006 relating to our Australian-crewed vessels and certain offshore vessels;

- increases of $0.6 million and $4.1 million, respectively, due to increased crew-related costs, and repairs and maintenance relating to certain vessels in our shuttle tanker fleet;

- increases of $0.5 million and $1.5 million, respectively, relating to the Aframax Transfer;

- increases of $0.4 million and $1.8 million, respectively, from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain vessel operating expenses; and

- increases of $0.3 million and $1.5 million, respectively, relating to the Suezmax delivery in July 2005;

partially offset by

- decreases of $0.7 million and $3.6 million, respectively, from the sale of two older shuttle tankers during 2005 as part of the Tanker Dispositions.

Time-Charter Hire Expense. Time-charter hire expense decreased 13.0% and 4.7%, respectively, to $45.7 million and $140.1 million for the three and nine months ended September 30, 2006, compared to $52.5 million and $147.0 million for the same periods last year. These decreases are primarily due to a 17.9% and 7.3% decrease in the average number of vessels chartered-in, partially offset by a 6.1% and 2.8% increase in the average per day time-charter rates on our shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased 2.2% and 2.8%, respectively, to $28.9 million and $87.8 million for the three and nine months ended September 30, 2006, from $29.5 million and $90.3 million for the same periods last year, primarily due to:

- decreases of $1.0 million and $2.0 million, respectively, relating to the Tanker Dispositions and the sale and leaseback of one shuttle tanker in 2005; and

- decreases of $0.7 million and $2.7 million, respectively, relating to a reduction in amortization from the contracts of affreightment we acquired as part of our acquisition of Navion AS during 2003;

partially offset by

- increases of $0.7 million and $2.7 million, respectively, relating to the Aframax Transfer and the Suezmax delivery during 2005 to our fixed-rate tanker segment.

Depreciation and amortization expense included amortization of drydocking costs of $1.9 million and $5.8 million, respectively, for the three and nine months ended September 30, 2006, compared to $2.1 million and $6.4 million for the same periods last year, and included amortization of contracts of $3.1 million and $9.3 million, respectively, for the three and nine months ended September 30, 2006, compared to $3.8 million and $11.9 million for the same periods last year.

Writedown and Gain on Sale of Vessel and Equipment. Vessel and equipment writedown and gain on sale of vessel for the three and nine months ended September 30, 2006 was a net gain of $6.5 million and $4.7 million, respectively, which were primarily comprised of:

- a $6.4 million gain on the sale of a 1981-built shuttle tanker in July 2006 as part of the Tanker Dispositions; and

- gains of $0.1 million and $0.4 million, respectively, from amortization of a deferred gain on the sale and leaseback of one shuttle tanker in March 2005;

partially offset by

- a $2.2 million writedown of certain offshore equipment during the nine months ended September 30, 2006 that occurred due to a reassessment of the estimated net realizable value of this equipment and followed a $12.3 million writedown in June 2005 arising from the early termination of a contract for this equipment.

Writedown and gain on sale of vessel and equipment was a net loss of $2.1 million and $7.5 million, respectively, for the three and nine months ended September 30, 2005, and was primarily related to the writedown of the previously mentioned equipment, partially offset by a $4.8 million gain on the sale of one of the Tanker Dispositions in the first quarter of 2005.

Fixed-Rate LNG Segment

The following table provides a summary of the change in calendar-ship-days for our fixed-rate LNG segment:

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006 (Calendar Days)	**2005** (Calendar Days)	**Percentage Change** (%)	**2006** (Calendar Days)	**2005** (Calendar Days)	**Percentage Change** (%)
Owned Vessels	368	368	-	1,092	1,092	-

On May 10, 2005, our subsidiary Teekay LNG issued 6,900,000 common units as part of its initial public offering, effectively reducing our ownership of Teekay LNG to 77.7%. In November 2005, Teekay LNG issued an additional 4,600,000 common units, further reducing our ownership of Teekay LNG to 67.8%, including our 2% general partner interest. Please read "-- Public Offerings by Teekay LNG Partners L.P." above. As of September 30, 2006, all of the vessels in our fixed-rate LNG segment were owned by Teekay LNG. The results below reflect 100% of these vessels. The minority owners' share of the results of these vessels is reflected as minority interest expense contained in other - net in our consolidated statements of income.

Net Voyage Revenues. Net voyage revenues for the fixed-rate LNG segment increased slightly and decreased 3.9%, respectively, to $24.8 million and $70.6 million for the three and nine months ended September 30, 2006, from $24.5 million and $73.5 million for the same periods last year primarily due to:

- a decrease of $2.4 million due to the *Catalunya Spirit* being off-hire for 35.5 days to complete repairs and for a scheduled drydock during the second quarter of 2006; and

- a decrease of $1.4 million during the nine months ended September 30, 2006 due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar during the 2006 period compared to the same period in 2005;

partially offset by

- an increase of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses increased 22.2% and 9.6% to $4.2 million and $12.7 million, respectively, for the three and nine months ended September 30, 2006, from $3.4 million and $11.6 million for the same periods last year. These increases were primarily the result of:

- increases of $0.6 million and $1.2 million, respectively, relating to increased spending on spares, consumables and maintenance costs;

- an increase of $1.0 million for the nine months ended September 30, 2006, from the cost of the repairs completed on the *Catalunya Spirit* during the second quarter of 2006 in excess of estimated insurance recoveries; and

- an increase of $0.1 million for the three months ended September 30, 2006 due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

partially offset by

- a decrease of $0.7 million for the nine months ended September 30, 2006 primarily relating to repair and maintenance work completed on one of our LNG carriers during February 2005; and

. a decrease of $0.3 million for the nine months ended September 30, 2006 due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same period last year.

Depreciation and Amortization. Depreciation and amortization increased 5.8% and 3.7% to $8.0 million and $23.4 million for the three and nine months ended September 30, 2006, from $7.5 million and $22.6 million for the same periods last year, primarily due to increases from the amortization of drydock expenditures incurred during 2005 and 2006.

Depreciation and amortization expense in the fixed-rate LNG segment for both the three and nine months ended September 30, 2006 and the same periods last year included $2.2 million and $6.6 million, respectively, of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our significant dependence on the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment increased 27.3% and 2.9%, respectively, to $29,338 and $31,271 for the three and nine months ended September 30, 2006, from $23,050 and $30,397 for the same periods last year.

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and nine months ended September 30, 2006 and 2005 and include the effect of forward freight agreements (or *FFAs*), which we enter into at times as hedges against a portion of our exposure to spot market rates:

	Three Months Ended September 30, 2006			Three Months Ended September 30, 2005		
Vessel Type	Net Voyage Revenues ($000's)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000's)	Revenue Days	TCE per Revenue Day ($)
Suezmax Tankers [1]	14,617	460	31,776	10,064	409	24,606
Aframax Tankers [1]	102,172	2,937	34,788	85,225	3,430	24,846
Large/Medium Product Tankers	22,955	867	26,476	26,671	975	27,355
Small Product Tankers	14,398	990	14,543	12,124	1,003	12,088
Totals	154,142	5,254	29,338	134,084	5,817	23,050

(1) Results for the three months ended September 30, 2005 for our Suezmax tankers include realized losses from FFAs of $0.1 million ($289 per revenue day). Results for the three months ended September 30, 2006 and 2005 for our Aframax tankers include realized losses from FFAs of $1.2 million ($411 per revenue day) and gains of $1.8 million ($512 per revenue day), respectively.

	Nine Months Ended September 30, 2006			Nine Months Ended September 30, 2005		
Vessel Type	Net Voyage Revenues ($000's)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000's)	Revenue Days	TCE per Revenue Day ($)
Very Large Crude Carriers	-	-	-	8,347	90	92,744
Suezmax Tankers [1]	45,042	1,240	36,324	55,589	1,526	36,428
Aframax Tankers [1]	317,259	8,789	36,097	379,733	11,326	33,529
Large/Medium Product Tankers	73,266	2,530	28,959	69,630	2,404	28,964
Small Product Tankers	44,544	2,794	15,943	42,785	2,948	14,513
Totals	480,111	15,353	31,271	556,084	18,294	30,397

(1) Results for the nine months ended September 30, 2005 for our Suezmax tankers include realized losses from FFAs of $3.0 million ($1,989 per revenue day). Results for the nine months ended September 30, 2006 and 2005 for our Aframax tankers include realized gains from FFAs of $0.2 million ($24 per revenue day) and $2.2 million ($197 per revenue day), respectively.

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels in our spot tanker segment:

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)
Owned Vessels	2,392	2,510	(4.7)	7,098	8,287	(14.3)
Chartered-in Vessels	2,907	3,425	(15.1)	8,311	10,251	(18.9)
Total	5,299	5,935	(10.7)	15,409	18,538	(16.9)

The decreases in the average fleet size of our spot tanker fleet (including vessels chartered-in) for the three and nine months ended September 30, 2006 were primarily the result of:

. the sale of 13 older Aframax tankers and one older Suezmax tanker in 2005 (collectively, the *Spot Tanker Dispositions*);

. the net decrease of the number of chartered-in vessels, primarily Aframax tankers;

. the Aframax Transfer; and

. the VLCC Transfer;

partially offset by

. the delivery of four new Aframax tankers in 2005 (collectively, the *Spot Tanker Deliveries*).

Net Voyage Revenues. Net voyage revenues for the spot tanker segment increased 15.0% to $154.1 million for the three months ended September 30, 2006, from $134.1 million for the same period last year, and decreased 13.7% to $480.1 million for the nine months ended September 30, 2006, from $556.1 million for the same period last year, primarily due to:

. decreases of $3.3 million and $50.9 million, respectively, relating to the Spot Tanker Dispositions;

. decreases of $1.7 million and $7.8 million, respectively, relating to the Aframax Transfer;

. a decrease of $30.2 million for the nine months ended September 30, 2006 from the decreases in the number of chartered-in vessels, partially offset by the slight increases in our average TCE rate and the impact of our FFAs mentioned above for such period compared to the same period in 2005; and

. a decrease of $8.4 million relating to the VLCC Transfer for the nine months ended September 30, 2006;

partially offset by

. an increases of $21.0 million for the three months ended September 30, 2006 from the increases in our average TCE rate, partially offset by the decreases in the number of chartered-in vessels and the impact of our FFAs mentioned above for such period compared to the same period in 2005; and

· increases of $4.0 million and $21.3 million, respectively, relating to the Spot Tanker Deliveries.

Vessel Operating Expenses. Vessel operating expenses decreased 2.3% and 11.6%, respectively, to $14.9 million and $43.4 million for the three and nine months ended September 30, 2006, from $15.2 million and $49.1 million for the same periods last year, primarily due to:

. decreases of $0.8 million and $8.1 million, respectively, relating to the Spot Tanker Dispositions; and

. decreases of $0.4 million and $1.3 million, respectively, relating to the Aframax Transfer;

partially offset by

. increases of $0.9 million and $3.5 million, respectively, relating to the Spot Tanker Deliveries.

Time-Charter Hire Expense. Time-charter hire expense decreased 19.0% and 22.6%, respectively, to $55.2 million and $159.9 million for the three and nine months ended September 30, 2006, from $68.1 million and $206.6 million for the same periods last year, primarily due to:

- decreases of $12.9 million and $44.2 million, respectively, relating to the net decrease of the number of chartered-in vessels and a decrease of 4.5% in our average per day time-charter hire expense to $18,981 per day and $19,242 per day for the three and nine months ended September 30, 2006, from $19,880 per day and $20,153 per day for the same periods last year; and

- a decrease of $2.5 million relating to the VLCC Transfer for the nine months ended September 30, 2006.

Depreciation and Amortization. Depreciation and amortization expense decreased 2.6% and 6.2%, respectively, to $13.0 million and $39.3 million for the three and nine months ended September 30, 2006, from $13.4 million and $41.9 million for the same periods last year, primarily due to:

- decreases of $0.7 million and $4.5 million, respectively, relating to the Spot Tanker Dispositions; and

- decreases of $0.4 million and $1.1 million, respectively, relating to the Aframax Transfer;

partially offset by

- increases of $0.7 million and $3.0 million, respectively, relating to Spot Tanker Deliveries.

Drydock amortization was $1.7 million and $4.9 million, respectively, for both the three and nine months ended September 30, 2006 and for the same periods last year.

Gain on Sale of Vessels. Gain on sale of vessels for the three and nine months ended September 30, 2006 primarily reflects $0.6 million and $1.8 million, respectively, of amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003, partially offset by adjustments on vessels sold in 2005. Gain on sale of vessels for the three months ended September 30, 2005 reflects gains of $8.7 million, which include $8.1 million of gains primarily from the sale of an older single-hulled Aframax vessel, as well as $0.6 million of amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003. Gain on sale of vessels for the nine months ended September 30, 2005 reflects gains of $131.8 million, which include $130.0 million of gains from the sale of 12 older Aframax vessels, one Suezmax tanker built in 1990 and a Suezmax tanker newbuilding, as well as $1.8 million of amortization of a deferred gain on the sale and leaseback of the three Aframax tankers in December 2003.

Restructuring Charges. We incurred restructuring charges of $2.9 million and $7.4 million, respectively, for the three and nine months ended September 30, 2006, relating to the relocation of certain operational functions from our Vancouver, Canada office to locations closer to where our customers are located and to where our ships operate. During the fourth quarter of 2006, we expect to incur approximately $2.0 million of further restructuring charges as we complete these relocations. We did not incur any restructuring charges in the three or nine months ended September 30, 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses decreased 1.6% to $39.8 million for the three months ended September 30, 2006, from $40.5 million for the same period last year, and increased 6.3% to $121.5 million for the nine months ended September 30, 2006, from $114.3 million for the same period last year. These changes primarily reflect:

- increases of $2.3 million and $6.6 million, respectively, relating to employee stock option compensation;

- increases of $0.8 million and $3.4 million, respectively, from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain general and administrative expenses;

- an increase $2.1 million during the nine months ended September 30, 2006 in severance costs; and

- an increase of $0.7 million during the nine months ended September 30, 2006 due to the incremental costs of Teekay LNG being a public company since May 2005;

partially offset by

- decreases of $2.6 million and $2.4 million, respectively, relating to the grant of 0.7 million restricted stock units to employees in March 2005 (please read Item 1 - Financial Statements: Note 10 - Capital Stock); and

- decreases of $0.8 million and $4.3 million, respectively, relating to the reduction in costs associated with our long-term incentive program for management (please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies - Long-Term Incentive Program).

Effective January 1, 2006, we adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), "Share-Based Payment," using the "modified prospective" method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated. As of September 30, 2006, there was $14.0 million of total unrecognized compensation cost related to nonvested stock options granted. Recognition of this compensation is expected to be $2.3 million (fourth quarter of 2006), $6.9 million (2007), $4.1 million (2008) and $0.7 million (2009). Please read Item 1 - Financial Statements: Note 10 - Capital Stock.

Interest Expense. Interest expense increased 37.1% and 13.4%, respectively, to $40.6 million and $114.1 million for the three and nine months ended September 30, 2006, from $29.6 million and $100.6 million for the same periods last year, primarily due to interest incurred from financing our acquisition of Petrojarl shares, an increase in interest rates applicable to our floating-rate debt and the expiry of $500 million of interest rate swaps during January 2006, partially offset by the conversion of our 7.25% Premium Equity Participating Security Units into shares of our common stock in February 2006 and reduction in amortization of capitalized loan costs. Please read Item 1 - Financial Statements: Note 7 - Long-Term Debt. The increase in the nine months ended September 30, 2006 was also partially offset by the settlement of interest rate swaps in connection with Teekay LNG's initial public offering in May 2005.

Interest Income. Interest income increased 72.8% and 60.4%, respectively, to $14.3 million and $39.9 million for the three and nine months ended September 30, 2006, from $8.3 million and $24.9 million for the same periods last year, primarily due to interest earned on cash and cash equivalents and restricted cash held in Teekay Spain relating to capital lease arrangements for two LNG carriers and on restricted cash held under the leases for the three RasGas II vessels. Please read Item 1 - Financial Statements: Note 9 - Capital Leases and Restricted Cash.

Equity Income From Joint Ventures. Equity income from joint ventures was $2.0 million and $2.3 million, respectively, for the three and nine months ended September 30, 2006, compared to $0.9 million and $6.6 million for the same periods last year. These changes are primarily due to changes in earnings from our 50% share in Skaugen Petrotrans, which provides lightering services primarily in the Gulf of Mexico. Skaugen Petrotrans incurred higher in-chartering costs during the nine months ended September 30, 2006, and was adversely affected by Hurricane Katrina during the three months ended September 30, 2005.

Foreign Exchange Gains (Losses). Foreign exchange gains were $0.3 million for the three months ended September 30, 2006 and foreign exchange losses were $33.0 million for the nine months ended September 30, 2006, compared to foreign exchange gains of $3.1 million and $50.6 million, respectively, for the same periods last year. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Other Loss. Other loss for the three and nine months ended September 30, 2006 was $1.1 million and $9.9 million, respectively, and was primarily comprised of minority interest expense of $7.3 million (three months) and $4.7 million (nine months), loss on expiry of options to construct LNG carriers of $6.1 million (nine months), income tax expense of $5.8 million (nine months), and loss on bond redemption of $0.4 million (nine months), partially offset by income tax recovery of $5.0 million (three months), and leasing income from our volatile organic compound emissions equipment.

Other loss for the three and nine months ended September 30, 2005 was $2.1 million and $18.7 million, respectively, and was primarily comprised of minority interest expense of $5.4 million (three months) and $12.4 million (nine months), loss on bond redemption of $1.3 million (three months) and $10.1 million (nine months), loss from settlement of interest rate swaps of $7.8 million (nine months), writeoff of capitalized loan costs of $7.5 million (nine months), partially offset by income tax recovery of $2.0 million (three months) and $11.9 million (nine months), and leasing income from our volatile organic compound emissions equipment. The loss from settlement of interest rate swaps and the writeoff of capitalized loan costs are non-recurring items related to debt repayments made prior to the initial public offering of Teekay LNG.

The minority interest expense in the three and nine months ended September 30, 2006 and September 30, 2005 primarily reflects the minority owners' share of the foreign exchange gains and losses incurred by Teekay LNG. (Please read Item 1 - Financial Statements: Note 13 - Restructuring Charge and Other - net).

Net Income. As a result of the foregoing factors, net income was $79.8 million and $201.9 million, respectively, for the three and nine months ended September 30, 2006, compared to $42.7 million and $426.3 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

As at September 30, 2006, our total cash and cash equivalents was $303.2 million, compared to $237.0 million as at December 31, 2005. Our total liquidity, including cash and undrawn long-term borrowings, was $937.8 million as at September 30, 2006, down slightly from $966.8 million as at December 31, 2005. The decrease in liquidity was mainly the result of long-term debt repayments, scheduled reductions of revolving credit facilities and cash used for capital expenditures, investment in Petrojarl ASA, share repurchases and dividend payments, partially offset by additions of new and amended revolving credit facilities and cash generated by our operating activities during the nine months ended September 30, 2006. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended	
	September 30, 2006	September 30, 2005
	($000's)	($000's)
Net operating cash flows	398,841	439,174
Net financing cash flows	2,896	(668,331)
Net investing cash flows	(335,490)	54,971

Operating Cash Flows

The decrease in net operating cash flow mainly reflects the decrease in aggregate calendar-ship-days for our fleet (to 31,874 calendar-ship-days for the nine months ended September 30, 2006, compared to 35,530 calendar-ship-days for the same period in 2005), a decrease in non-cash working capital and an increase in expenditures for drydocking.

Financing Cash Flows

Scheduled debt repayments were $14.2 million during the nine months ended September 30, 2006, compared to $57.9 million during the same period last year. Debt prepayments were $259.4 million during the nine months ended September 30, 2006, compared to $2.0 billion during the same period last year. We used cash generated from operations and longer-term financings to make these prepayments. Of our debt prepayments in the nine months ended September 30, 2006, $256.0 million was used to prepay revolving credit facilities. In addition, we used $3.4 million to repay a portion of the 8.875% Senior Notes due July 15, 2011. Our investment in Petrojarl ASA was financed primarily with our revolving credit facilities. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 1 - Financial Statements: Note 7 - Long-Term Debt.

As at September 30, 2006, our total long-term debt was $2.4 billion, compared to $1.8 billion as at December 31, 2005. As at September 30, 2006, our revolving credit facilities provided for borrowings of up to $1.9 billion, of which $634.6 million was undrawn. The aggregate amount available under our revolving credit facilities reduces by $38.4 million (2006), $173.1 million (2007), $388.8 million (2008), $115.7 million (2009), $117.6 million (2010) and $1,107.2 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 43 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have balloon repayments at maturity. In February 2006, our 7.25% Premium Equity Participating Security Units due May 18, 2006 settled and are no longer outstanding. Please read Item 1 - Financial Statements: Note 7 - Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, and prepayment privileges (in some cases with penalties). Certain of the loan agreements require that a minimum level of free cash be maintained. As at September 30, 2006, this amount was $100.0 million. Certain of the loan agreements also require that we maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at September 30, 2006, this amount was $131.4 million.

In January 2006, we entered into sale-leaseback transactions relating to the three RasGas II LNG vessels. Under the terms of the leases as part of these transactions, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $437.6 million as at September 30, 2006. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from our joint venture partners for these vessels. Please read Item 1 - Financial Statements: Note 9 - Capital Leases and Restricted Cash.

Dividends paid during the nine months ended September 30, 2006 were $46.1 million, or $0.6225 per share.

During the nine months ended September 30, 2006, we repurchased 5.3 million shares for $212.3 million, or an average of $39.72 per share, pursuant to previously-announced share repurchase programs. In June 2006, we announced a further increase to the share repurchase programs of up to $150.0 million. Please read Item 1 - Financial Statements: Note 10 - Capital Stock.

Investing Cash Flows

During the nine months ended September 30, 2006, we acquired 43% of the outstanding shares of Petrojarl ASA for $355.9 million. Please read Item 1 - Financial Statements: Note 3 - Acquisition of Petrojarl ASA.

During the nine months ended September 30, 2006, we incurred capital expenditures for vessels and equipment of $285.8 million. These capital expenditures primarily represented the installment payments on our Suezmax tankers and LNG carriers under construction and the exercise of a purchase option on one Aframax tanker that was previously subject to a capital lease.

During the nine months ended September 30, 2006 and in connection with our sale-leaseback transactions involving the three RasGas II LNG carriers, we sold the shipbuilding contracts for the vessels to SeaSpirit, which reimbursed us for previously paid shipyard installments and other construction costs in the amount of $313.0 million. In July 2006, we completed the sale of a 1981-built shuttle tanker for proceeds of $8.9 million.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2006:

In millions of U.S. Dollars	Total	Balance of 2006	2007 and 2008	2009 and 2010	Beyond 2010
U.S. Dollar-Denominated Obligations:					
Long-term debt [1]	2,078.7	4.2	428.9	252.4	1,393.2
Chartered-in vessels (operating leases)	1,105.6	103.9	561.0	237.7	203.0
Commitments under capital leases [2]	256.6	6.3	153.7	96.6	-
Commitments under capital leases - newbuildings [3]	1,093.6	-	54.7	52.1	986.8
Newbuilding installments [4]	1,041.6	55.4	723.9	262.3	-
Vessel purchases and conversion [5]	167.8	41.6	126.2	-	-
Commitment for volatile organic compound emissions equipment	15.0	15.0	-	-	-
Total U.S. Dollar-denominated obligations	5,758.9	226.4	2,048.4	901.1	2,583.0
Euro-Denominated Obligations: [6]					
Long-term debt [1]	397.2	2.2	19.3	22.2	353.5
Commitments under capital leases [2] [7]	365.3	156.1	60.4	66.6	82.2
Total Euro-denominated obligations	762.5	158.3	79.7	88.8	435.7
Total	6,521.4	384.7	2,128.1	989.9	3,018.7

(1) Excludes interest payments.

(2) We are committed to capital leases on five Suezmax tankers and two LNG carriers. Each of these capital lease requires us to purchase the vessel at the end of its respective lease term. The amounts in the table include our purchase obligations for the vessels. Please read Item 1 - Financial Statements: Note 9 - Capital Leases and Restricted Cash.

(3) As of September 30, 2006, we were committed to capital leases on three LNG carriers scheduled for delivery between October 2006 and February 2007. Under the terms of the leases and upon vessel delivery, we are required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. As of September 30, 2006, we were committed to funding an additional $102.9 million of deposits ($34.3 million - fourth quarter of 2006 and $68.6 million - 2007) throughout the remainder of the construction period (including our joint venture partner's 30% interest). We have long-term financing arrangements in place to fund these remaining commitments. Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies.

(4) Represents remaining construction costs, including the joint venture partner's 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for two Aframax tankers, four product tankers, ten Suezmax tankers and two LNG carriers. Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies.

(5) Represents remaining purchase obligations and conversion costs, but excluding capitalized interest and miscellaneous conversion costs, for one Suezmax tanker and one Aframax tanker. Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies.

(6) Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2006.

(7) Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

We have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at September 30, 2006, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $750.8 million, of which our share is $300.3 million. Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies.

Off-Balance Sheet Arrangements

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies - Joint Ventures. We do not believe these off-balance sheet arrangements have, and we have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional equity securities or any combination thereof.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2005, included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

Description. We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our voyage revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, VLCC and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for the three and nine months ended September 30, 2006 and 2005 was $3.9 million and $11.3 million, and $3.7 million and $11.3 million, respectively. As at September 30, 2006 and December 31, 2005, our capitalized drydock expenditures were $54.6 million and $39.4 million, respectively.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2005, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. As at September 30, 2006 and December 31, 2005, the net book value of our goodwill was $171.3 million and $170.9 million, respectively. Amortization expense of intangible assets for the three and nine months ended September 30, 2006 and 2005 was $5.3 million annd $15.9 million, and $6.0 million and $18.6 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended September 30, 2006 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter and product tanker rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; the adequacy of restricted cash deposits to fund capital lease obligations; gains on sales of vessels; economic growth; benefits from lease arrangements; future restructuring charges; and Teekay's share repurchase plan. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend", or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil and LNG markets; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly impacting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of any future acquisitions; the potential for early termination of long-term contracts and our inability to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to fluctuations in foreign currency exchange rates, interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates. Please read Item 1 - Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.

The table below provides information about our financial instruments as at September 30, 2006, which are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

				Expected Maturity Date			
	2006	**2007**	**2008**	**2009**	**2010**	**Thereafter**	**Rate [10]**
				(in millions of U.S. dollars, except percentages)			
Long-Term Debt:							
Fixed-Rate ($U.S.)	1.8	7.2	8.4	13.4	17.2	355.4	7.3%
Average Interest Rate	4.1%	4.1%	4.3%	4.7%	4.8%	7.6%	
Variable Rate ($U.S.) [1]	2.4	87.8	325.5	103.7	118.1	1,037.8	6.1%
Variable Rate (Euro) [2] [3]	2.2	9.3	10.0	10.7	11.5	353.5	4.4%
Capital Lease Obligations [4] [5]							
Fixed-Rate ($U.S.) [6]	2.2	130.7	3.7	3.8	84.0	-	7.4%
Average Interest Rate [7]	7.5%	8.8%	5.4%	5.4%	5.5%	-	
Interest Rate Swaps: [8]							
Contract Amount ($U.S.) [5] [9]	-	296.2	8.6	213.4	28.8	1,816.5	5.1%
Average Fixed Pay Rate [1]	-	5.4%	5.7%	4.3%	5.3%	5.1%	
Contract Amount (Euro) [3]	2.2	9.3	10.0	10.7	11.5	353.5	3.8%
Average Fixed Pay Rate [2]	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	

_____

(1) Interest payments for U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(2) Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(3) Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2006.

(4) Excludes capital lease obligations (present value of minimum lease payments) of 254.6 million Euros ($322.8 million) on two of our LNG carriers with a weighted-average fixed interest rate of 5.7%. Under the terms of these fixed-rate lease obligations, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.2%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. As at September 30, 2006, this amount was 258.9 million Euros ($328.1 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(5) During January 2006, three subsidiaries of Teekay Nakilat, each of which has contracted to have built one of the RasGas II vessels, sold their shipbuilding contracts and entered into 30-year leases with SeaSpirit, that will commence upon the delivery of the respective vessels. Under the terms of the leases and upon vessel delivery, we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2006 totaled $437.6 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to these capital lease obligations and restricted cash deposits were $421.5 million and $432.5 million, $19.5 million and ($24.3) million, 4.9% and 4.8%, respectively.

(6) The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(7) The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(8) The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(9) Includes interest rate swaps of $984.0 million, $226.0 million and $304.0 million that have inception dates of 2006, 2007 and 2009, respectively.

(10) Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at September 30, 2006, and average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2006, ranged from 1.1% to 1.3%.

The following table sets forth further information about our foreign exchange forward contracts, interest rate swap agreements, interest rate swaptions, bunker fuel swap contracts, forward freight agreements and our long-term debt as at September 30, 2006 and December 31, 2005:

	Contract Amount	Carrying Amount		Fair Value
		Asset	Liability	
		(in millions of U.S. dollars)		
September 30, 2006				
Foreign Currency Forward Contracts	455.9		1.7	(1.7)
Interest Rate Swap Agreements	2,749.7	35.8	38.8	(3.0)
Interest Rate Swaptions	275.0		1.7	(1.7)
Bunker Fuel Swap Contracts	7.3		0.1	(0.1)
Forward Freight Agreements	4.6		3.2	(3.2)
Debt [1]	3,023.1		3,023.1	(3,040.2)
December 31, 2005				
Foreign Currency Forward Contracts	119.1		1.2	(1.2)
Interest Rate Swap Agreements	2,421.4		33.5	(33.5)
Forward Freight Agreements	35.4		0.2	(0.2)
Debt [1]	2,433.0		2,433.0	(2,466.2)

_____

[1] Includes capital lease obligations and loan from joint venture partner.

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 - Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2005.

PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

None

Item 1A - Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2005 Annual Report on Form 20-F.

Item 2 - Changes in Securities and Use of Proceeds

None

Item 3 - Defaults Upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

None

Item 5 - Other Information

None

Item 6 - Exhibits

4.13 Agreement dated October 2, 2006, for a U.S. $940,000,000 Secured Reducing Revolving Loan Facility between Teekay Offshore Operating L.P., Den Norske Bank ASA and various other banks.

4.14 Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Reducing Revolving Loan Facility Agreement between TK LNG Partners L.P., ING Bank N.V. and other banks

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

- **REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;**
- **REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;**
- **REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND**
- **REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

Date: December 21, 2006

By: /s/ Vincent Lok

Vincent Lok
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (or *Teekay*), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated December 13, 2006, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three and nine months ended September 30, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada,   /s/ Ernst & Young LLP
December 21, 2006   Chartered Accountants